

Sarah Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Re: Blackstone/GSO Dynamic Credit Income Fund (the "Fund")
File Numbers 811-22488 & 333-170154

Dear Ms. Cogan:

On December 15th, the Fund filed an amendment to its registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The Fund is a closed-end investment company regulated under the 1940 Act. The Fund will pursue a dynamic long and short investment strategy of investing in senior and subordinated loans, as well as high yield instruments.

Our comments regarding the filing are set forth below.

General

1.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In this connection indicate whether FINRA has reviewed the payments by the adviser of additional compensation, marketing and structuring fees, and sales incentives as discussed under the caption "Underwriting – Other Relationships." Indicate also whether FINRA aggregated such payments with the sales loads or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation. Please disclose the aggregate compensation paid to the Underwriters, including the "additional compensation" paid to the underwriters and affiliates.

With respect to the adviser's payment of additional compensation, marketing and structuring fees, and sales incentives, referenced above, add disclosure as appropriate to the pricing table on the cover page of the prospectus. _See_, Item 1, Instruction 2 to Form N-2.

2.   We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

3.   In light of disclosure under the captions "Prospectus Summary - Investment Strategies" and "Risks" regarding the Fund's contemplated investments in derivative instruments, confirm that the Fund's derivatives disclosure reflects the observations set forth in the recent letter from

Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. *See* Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010).

4.   The fee table on the facing page discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

Prospectus

5.   Add disclosure to the discussion captioned "Prospectus Summary – Leverage" to indicate that common shareholders pay all fund expenses, including any costs associated with leverage.

6.   The prospectus defines and uses the concept of "Managed Assets" for the purpose of measuring several investment policies and limitations, including the policy adopted under Rule 35d-1 to invest 80% of the Fund's assets in debt securities. "Managed assets" is defined as "net assets plus any borrowings for investment purposes." Included within the definition of borrowing is "any effective leverage obtained through securities lending, total return swap arrangements, short selling or other derivative transactions (whether or not such amounts are covered with segregated assets.)" For purposes of the 80% test, and the 300% asset coverage under §18, advise the staff how including the "effective leverage" from swaps and short selling and securities lending is consistent with Rule 35d-1 and §18. For the other investment limitations that use "managed assets," please disclose how the amount of effective leverage is calculated. Does the Fund use the notional amount of swap contracts, or the amount at which the Fund values the contract on the books of the Fund? Also disclose whether using "managed assets" rather than total assets or net assets permits the Fund to invest in the respective securities to a greater extent.

7.   Disclosure captioned "Prospectus Summary – Risks – U.S. Government Debt Securities Risk" in discussing the risks of investing in U.S. Government securities states that: "U.S. government debt securities generally do not involve the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. government debt securities are generally lower than the yields available from other securities." With respect to the Fund's investments in securities issued by Fannie Mae or Freddie Mac, as disclosed in the SAI, add disclosure to the prospectus indicating that during September 2008 these institutions were placed under a conservatorship of the U.S. Government.

8.   Please revise the line item in the fee table to say "costs of selling short" and confirm to the staff that the amount will include all cost associated with selling short. The fee table does not include any costs associated with selling debt or preferred shares. Please disclose

unambiguously in the prospectus that the Fund has no intention of issuing debt or preferred shares in the first year of operations.

9.   Disclosure captioned "The Fund's Investments – Other Investment Techniques – Short Sales" states that: "Short sales are transactions in which the Fund sells a security or other instrument (such as an option, forward, futures or other derivative contract) that it does not own." With respect to shorting derivatives, disclose whether the market for this activity is well developed, whether the subject instruments includes OTC and exchange listed instruments, the type of other derivatives contemplated, and any additional risks, including fees, involved in shorting derivative instruments over and above the risks of shorting stocks or traditional instruments.

        With respect to the derivative transactions in which the Fund may invest, please disclose the limits on the amount of assets the Fund may subject to any one counterparty (at any one time).

10.   Please disclose whether the CLOs or CDOs in which the Fund may invest have, as collateral, junk debt or securities which are nonperforming.

11.   Disclosure sub-captioned "Percentage Limitations" states that: "Compliance with any policy or limitation of the Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. The policy will not be violated if these limitations are exceeded because of . . ." At an appropriate location, add disclosure that §18(a) requires certain actions by the Fund if its asset coverage falls below certain levels.

Statement of Additional Information

12.   The following statement appears under the caption "Non-Fundamental Restrictions": "The Fund's investment objectives are not fundamental and may be changed by the board of trustees without the approval of the holders of a majority of the outstanding Common Shares or Preferred Shares, if any." Add this disclosure to the prospectus summary.

13.   Provide the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board's leadership structure, including why the structure is appropriate, the extent of the board's risk oversight of the Fund, and the skills and qualifications of board members as required by Item 18.5, 18.6, and 18.17 of Form N-2. _See,_ Investment Company Act Release No. 29092 (December 16, 2009).

14.   Revise the discussion captioned "Management of the Fund – Board committees" so as to clearly designate in each instance of a table or listing of trustees, such trustees as either interested or independent as required by Item 18, Instruction 2, to Form N-2. E.g., Daniel Smith Jr. is listed as a member of the Pricing and Valuation Committees, but is not identified as either an interested or non-interested trustee in those discussions.

      *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Monday, December 20, 2010